Exhibit 5.1

Opinion of Counsel

June 17, 2010

STAAR Surgical Company
1911 Walker Ave.
Monrovia, CA 91016

Re:	Registration Statement on Form S-8

Ladies and Gentlemen:

I have acted as counsel to STAAR Surgical Company (the “Company”), a Delaware corporation, in connection with the Company’s Registration Statement on Form S-8 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on June 17, 2010, with respect to 4,076,519 shares of the Company’s Common Stock, par value $0.01 per share (the “Shares”) issuable pursuant to the STAAR Surgical Company Amended and Restated 2003 Omnibus Equity Incentive Plan (the “Plan”).

In my capacity as General Counsel to the Company, based on my familiarity with the affairs of the Company and on my examination of the law and documents I have deemed relevant, I am of the opinion that when the Shares have been issued and sold pursuant to the provisions of the Plan and in accordance with the Registration Statement, such shares will be duly authorized, validly issued, fully paid and non-assessable shares of the Company's Common Stock.

My opinion is limited to matters governed by the federal laws of the United States of America, the Delaware General Corporation Law, the applicable provisions of the Delaware Constitution and reported decisions of the Delaware courts interpreting these laws.

I consent to the use of this opinion as an exhibit to the Registration Statement and further consent to all references to this opinion in the Registration Statement, any prospectus or prospectus supplement used in connection therewith, and any amendments thereto.

Very truly yours, /s/Charles Kaufman Charles Kaufman General Counsel